Exhibit 99.5 – Additional Information

Part I

Item 3

The following tables set forth the exchange rates for one Canadian dollar, expressed in U.S. dollars based on the Bank of Canada nominal noon exchange rates. On July 25, 2016, the Noon Buying Rate was $1.00 = US$0.76.

	2016	2016	2016	2015	2015	2015
	March	February	January	December	November	October
High for period	$0.77	$0.74	$0.72	$0.75	$0.76	$0.78
Low for period	$0.74	$0.71	$0.69	$0.72	$0.75	$0.76

	Year ended March 31,
	2016	2015	2014	2013	2012
Average for period	$0.76	$0.88	$0.95	$1.00	$1.01

Item 4

D.	Property, plants and equipment

The semi-works production facility in Winnipeg, Manitoba of Burcon NutraScience Corporation ("Burcon" or the "Company") has an annual production capacity of 15 tonnes.

Item 5

E.	Off-balance-sheet arrangements

The Company has no off-balance-sheet arrangements.

F.	Tabular disclosure of contractual obligations

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of March 31, 2016 information with respect to the Company’s known contractual obligations.

Payments due by period (in thousands of U.S. dollars)
		Less than			More than
Contractual Obligations	Total	1 year	1 – 3 years	3 – 5 years	5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations (1)	72	72	Nil	Nil	Nil
Accounts Payable and Accrued Liabilities	540	540	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements:	Nil	Nil	Nil	Nil	Nil
Total	612	612	Nil	Nil	Nil
(1) Includes Vancouver and Winnipeg office premises lease and office equipment lease.

Item 6

B.	Compensation

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans	Long term incentive plans
Martin Schweizer, Vice President, Technical Development	2016	125,000	Nil	56,166(1)	Nil	Nil	Nil	Nil	181,166

Notes:

(1)	In determining the fair value of the option awards, the Black-Scholes option pricing model was used and was calculated in accordance with IFRS 2, Share-based payment, with the following assumptions:

Assumptions	2016	2015	2014
Risk-free interest rate:	1.36%	1.78%	2.25%
Dividend rate:	0%	0%	0%
Expected forfeitures:	9.37%	10.18%	10.68%
Expected volatility in the market price of shares:	52.96%	52.10%	51.26%
Expected life:	7.5 years	7.6 years	8 years
Fair value per option:	$1.29	$1.59	$1.42

C.	Board Practices

Directors do not have service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

E.	Share Ownership

Martin Schweizer – Options Held

	Options	Exercise	Expiry Date
	Outstanding	Price Per
	as at March	Share
	31, 2016
Martin Schweizer,	50,000	9.60	12/17/2019(1)
Vice President,	18,000	4.16	10/29/2022(2)
Technical	35,482	2.48	12/04/2023(3)
Development	53,761	2.86	11/10/2024(4)
	43,398	2.33	11/12/2025(5)

Notes:

(1)	These options vested as to 1/3 on each of August 17, 2010, April 17, 2011 and December 17, 2011.
(2)	These options vested as to 1/3 on each of October 29, 2013, October 29, 2014 and October 29, 2015.
(3)	These options vested as to 1/3 on each of December 4, 2014 and December 4, 2015, respectively and will vest as to 1/3 on December 4, 2016.
(4)	These options vested as to 1/3 on November 10, 2015 and will vest as to 1/3 on each of November 10, 2016 and November 10, 2017, respectively.
(5)	These options will vest as to 1/3 on each of November 12, 2016, November 12, 2017 and November 12, 2018, respectively.

Item 7

A.	Major Shareholders

In addition to the major shareholders disclosed in the 2016 Management Proxy Circular which is attached as Exhibit 99.4 of this Annual Report on Form 20-F and incorporated herein by reference, to the best of the Company’s knowledge, E-Concept beneficially owns 1,831,885 of the Company’s common shares (the “Common Shares”) or 5.1% of the issued and outstanding Common Shares as at July 25, 2016. This number includes 104,220 Common Shares issuable upon exercise of warrants granted to E-Concept Ltd. as compensation for providing a standby commitment pursuant to the rights offerings of Burcon that closed on April 30, 2015. The warrants expire on April 30, 2017.

Major shareholders do not have different voting rights from other holders of Common Shares.

To the best of the Company’s knowledge, there are nine record holders in the United States, holding 1,505,254 Common Shares or 4.2% of the issued and outstanding Common Shares as at June 28, 2016.

Item 9

A.	Offer and listing details

The following table sets forth the high and low closing prices of the Common Shares traded on the TSX (Canadian dollars) and NASDAQ (U.S. dollars) during the period subsequent to the year end March 31, 2016.

	TORONTO STOCK EXCHANGE‡‡		NASDAQ§§
Period	High (C$)	Low (C$)	High (US$)	Low (US$)
April 1 to July 26, 2016	3.25	2.14	2.5299	1.56

‡‡ Source: TMXMoney.com
§§ Source: NASDAQ.com

Item 10

B.	Memorandum and articles of association

The Articles of Incorporation of the Company do not restrict the business the Company may carry on.

Section 4.17 of Bylaw No. 1 of the Company provides that a director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Company shall disclose the nature and extent of his interest at the time and in the manner provided by the Business Corporations Act of Yukon, Canada (the “Business Corporations Act”). Any such contract or proposed contract shall be referred to the Company’s board of directors or shareholders for approval even if such contract is one that is in the ordinary course of the Company’s business and would not require approval by the board of directors or shareholders and a director interested in a contract so referred to the board of directors shall not vote on any resolution to approve the same except as provided by the Business Corporations Act.

There are no restrictions on the directors’ power, in the absence of an independent quorum, to vote on compensation to themselves or any members of their body. Section 4.18 of Bylaw No. 1 of the Company provides that directors shall be paid such remuneration for their services as the board of directors of the Company may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board of directors or any committee thereof. Directors are not precluded from serving the Company in any other capacity and receiving remuneration therefore. The charter of the nominating and compensation committee of the Company sets out the duties of the committee, including the duty to determine remuneration and other benefits of the Company’s directors, executive officers and consultants and performance bonuses and long term incentives for the Company’s employees. The nominating and compensation committee is comprised of all independent directors.

Section 3.01 of Bylaw No. 1 of the Company provides that the board of directors is authorized from time to time:

(i)	to borrow money upon the credit of the Company in such amounts and on such terms as may be deemed expedient by obtaining loans or advances or by way of overdraft or otherwise;
(ii)

to issue, re-issue, sell or pledge bonds, debentures, notes or other evidence of indebtedness or guarantees of the Company, whether secured or unsecured for such sums and at such prices as may be deemed expedient;

(iii)	subject to the Business Corporations Act, to issue guarantees on behalf of the Company to secure the performance of the obligations of any person; and
(iv)

to charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or person, movable or immovable, property and undertaking of the Company, including book debts, rights, powers and franchises for the purpose of securing any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness or liability of the company.

The board of directors may delegate all or any its authority under section 3.01 to such one of more directors or officers of the Company.

The Company does not have an age limit requirement for retirement or non-retirement of directors. Section 4.02 of Bylaw No. 1 provides that a director need not be a shareholder of the Company.

The Articles of Incorporation provide that the Company is authorized to issue one class of an unlimited number of shares designated as common shares without par or nominal value. Each common share has the right to one vote.

Section 9.04 of ByLaw No. 1 provides that the board of directors may fix in advance, a date preceding by not more than fifty days the date of the payment of any dividend as a record date for the determination of the persons entitled to receive payment of such dividend. The Company must also provide notice of any such record date not less than seven days before such record date by newspaper advertisement or otherwise in the manner provided by the Business Corporations Act. If no record date is fixed in advance, the record date for the determination of the persons entitled to receive payment of any dividend shall be at the close of business on the day on which the resolution relating to such dividend is passed by the board of directors. Section 9.05 of Bylaw No 1 provides that any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Company.

Directors do not stand for reelection at staggered intervals and cumulative voting is not permitted or required by the Company’s bylaws.

Pursuant to the Business Corporations Act, the rights of holders of common shares may be changed only by special resolution of shareholders. A special resolution under the Business Corporations Act means a resolution (a) passed at a meeting of shareholders by a special majority of the votes cast by the shareholders who voted in respect of that resolution; or (b) pass in a written resolution in accordance with section 143 of the Business Corporations Act. A “special majority” means 2/3 under the Business Corporations Act.

Section 10 of Bylaw No. 1 requires an annual meeting of shareholders to be called to consider (i) the financial statements and reports required by the Business Corporations Act and placed before the annual meeting, (ii) the election of directors, (iii) the appointment of auditors and (iv) the transaction of such other business as may be properly be brought before the meeting. A special meeting can also be called at any time by the board of directors, chairman of the board, the managing director or the president. Any business transacted at a special meeting and all business transacted at an annual meeting other than consideration of the financial statements, auditor reports, election of directors and reappointment of incumbent auditors is deemed to be special business. Notice of the time and place of each meeting of shareholders shall not be less than twenty-one nor more than fifty days before the date of the meeting and shall be given to each director, auditor and shareholder who at the close of business on the record date. A shareholder may waive notice of or otherwise consent to a meeting of shareholders. The board of directors may fix in advance a record date, preceding the date of any meeting of shareholders by not more than fifty days and not less than twenty-one days for the determination of the shareholders entitled to notice of the meeting, provided that notice of any such record date is given, not less than seven days before such record date by newspaper advertisement in the manner provided by the Business Corporations Act. If no record date is fixed, then the record date for the determination of shareholders entitled to notice of the meeting will be the close of business on the day immediately preceding the day on which the notice is given, or if no notice is given, the day on which the meeting is held. The procedures for voting at a shareholders’ meeting are described in section 10 of Bylaw No. 1 which is attached as Exhibit 1.3 of this Annual Report on Form 20-F and incorporated herein by reference.

There are no limitations on the right to own Common Shares.

There are no provisions in the Articles of the Company that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of the Company’s subsidiaries.

There is no provision in the Articles of the Company setting a threshold or requiring or governing disclosure of shareholder ownership above any level.

The full text of the Articles and Bylaws of the Company are attached to this Annual Report on Form 20-F as Exhibits 1.1, 1.2, 1.3 and 1.4.

E.	Taxation

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a U.S. Holder or is a partnership. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners (or owners) of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partnership or partner (or owner). Partners (or owners) of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

Subject to the PFIC (as defined below) rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below.) However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a U.S. securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. Subject to the PFIC rules discussed below, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of its Common Shares. The Company believes that it was not a PFIC for its tax year ended March 31, 2016. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for any future tax year depends on the assets and income of the Company over the course of each such tax year, and, as a result, cannot be predicted with certainty as of the date of this document. There can be no assurance that the IRS will not challenge any determination made by the Company concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Royalties are generally treated as active income if such royalties are derived from licensing property that the licensor has developed, created, or produced, or has acquired and added substantial value to, but only so long as the licensor is regularly engaged in the development, creation or production of, or in the acquisition of and addition of substantial value to, property of such kind.

If the Company were a PFIC in any tax year during which a U.S. Holder held its Common Shares, such U.S. Holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). Special rules apply to PFICs. U.S. Holders should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

Item 11

The Company is exposed to various market risks including credit risk, interest rate risk, liquidity risk and currency risk. Market risk is the potential loss arising from adverse changes in market prices and rates. The Company’s financial instruments are its cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities, as well as the derivative asset and liability related to the Standby Commitment agreement. Burcon has not entered into derivative or other financial instruments for trading or speculative purposes.

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents, short-term investments and amounts receivable. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. Short-term investments comprise interest-bearing instruments with Canadian chartered banks with maturities at their purchase dates of greater than three months but not more than a year. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with two Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at fixed interest rates. Burcon’s cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk. For the year ended March 31, 2016, the weighted average interest rate earned on the Company’s cash and cash equivalents was 0.89% per annum (2015 –1.22% per annum; 2014 – 1.17% per annum) and the weighted average interest rate earned on short-term investments was 0.30% per annum (2015 – 0.3% per annum; 2014 – 1.45% per annum). The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at March 31, 2016 is estimated to be a $25,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities as at March 31, 2016 was $701,748, all of which is due within the next 12 months. Conditions do exist, as described in the Liquidity and Financial Position section above and in the consolidated financial statements that cast substantial doubt over the Company’s ability to continue as a going concern.

Fair value

The fair value of the derivative asset and liability was a level 3 fair value and was estimated based on the amount by which the Company could have settled its obligation under the 2015 Standby Commitment agreement in cash.

The carrying values of cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of those assets and liabilities, respectively.

Currency risk

The Company has not hedged its exposure to currency fluctuations. As at March 31, 2016 and 2015, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars

	March 31, 2016	March 31, 2015
U.S. Dollars
Cash and cash equivalents and short-term investments	$1,378,118	$1,594,569
Amounts receivable	7,050	1,671
Accounts payable and accrued liabilities	(14,352)	(8,221)
Net exposure	$1,370,816	$1,588,019

Canadian dollar equivalent	$1,780,279	$2,011,384

Based on the above net exposure at March 31, 2016, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in an increase/decrease of approximately $178,000 (2015 - $201,000) in the Company’s loss from operations.

Part II

Item 16G

Corporate Governance

NASDAQ STATEMENT OF CORPORATE GOVERNANCE DIFFERENCES

As a foreign private issuer under the Exchange Act, the Company is permitted under Nasdaq Marketplace Rule 5615(a)(3) to follow its home country practice in lieu of certain Nasdaq corporate governance standards. In order to claim such exemption, the Company must disclose the Nasdaq corporate governance standards that it does not follow and describe the home country practice that it follows in lieu of such standards. Except as set forth below, the Company is in compliance with Nasdaq corporate governance standards:

Nasdaq Marketplace Rule 5620(c) provides that the minimum quorum requirement for a meeting of shareholders is 33 1/3 % of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its bylaws. The Company follows applicable Canadian laws with respect to quorum requirements. The Company’s quorum requirement is set forth in its by-laws, which provide that a quorum for the transaction of business at any meeting of shareholders is two persons present in person or by proxy representing 5% of the outstanding common shares entitled to vote at the meeting.